UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

January 8, 2018

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Lombard Medical, Inc. (the “Company”) is currently a guarantor under that certain Loan and Security Agreement dated as of April 24, 2015, as amended from time to time (the “Loan and Security Agreement”), by and among Oxford Finance LLC, as lender and collateral agent (“Oxford”), Lombard Medical Technologies, Inc. (“LM Technologies”) and Altura Medical, Inc. (“Altura”), and both LM Technologies and Altura are subsidiaries of the Company and the “Borrowers” under the Loan and Security Agreement.

On January 8, 2018, representatives of the Company and Oxford met to discuss the Company’s current financial situation. On January 12, 2018, the Company and the Borrowers received a letter from Oxford stating that an Event of Default (as defined in the Loan and Security Agreement) exists as a result of the Company’s current financial situation. The Company is communicating with Oxford in an effort to restructure its obligations under the Loan and Security Agreement. There are no assurances that the Company will be able to successfully restructure such obligations. Pursuant to the terms of the Loan and Security Agreement, at this time Oxford may pursue all its available remedies with respect to the Company’s obligations or collateral securing such obligations, including seeking immediate repayment.

As previously disclosed in the Company’s Form 20-F for the year ended December 31, 2016, unless additional financing becomes available, the Company expects to exhaust its current cash resources in the period between Q1 2018 and Q2 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: January 12, 2018	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]